Confidential Pursuant to Rule 17a-5(e)(3)

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SEC FILE NUMBER
8-70754

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING January 1, 2024 (MM/DD/YY) AND ENDING December 31, 2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: IB Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

51 Kings Court St., Apt. 14-B
(No. and Street)

San Juan	PR	00911
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Shelley Leonard	817-291-8962	shelley@ibsgroup.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Driven, PSC
(Name – if individual, state last, first, and middle name)

B7 Tabonuco St., Ste 302	Guaynabo	PR	00968
(Address)	(City)	(State)	(Zip Code)

09/23/2021	6817
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Shelley Leonard, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of IB Capital LLC, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ROBERT S. NATISS
Notary Public - State of Florida
Commission # HH 469047
My Comm. Expires Nov 30, 2027
Bonded through National Notary Assn.

Signature: [signature]

Title: CFO

Notary Public [signature]

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

IB CAPITAL LLC

Financial Statements and Report of Independent Registered Public Accounting Firm

As of and for the year ended December 31, 2024

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
IB Capital LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of IB Capital LLC (the "Company") as of December 31, 2024, the related statements of income, changes to member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

PO BOX 363343
San Juan Puerto Rico
00936-3343
T: (+1) 787 725 1500
www.drivenadvisors.com

To the Board of Directors and Member of
IB Capital LLC
Page 2

Auditors' Report on Supplemental Information

The Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II – Computation for Determination of the Reserve Requirement Pursuant to Rule 15c3-3 of the Securities and Exchange Commission and Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (the "Schedules") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2023.

Driven, P.S.C.
License No. 329 Expires December 1, 2027
Guaynabo, Puerto Rico
March 28, 2025


COLEGIO DE CONTADORES
PÚBLICOS AUTORIZADOS DE PUERTO RICO
CPA
$5.00
SELLO
$2.00
ÍNDICE

DPSC329-308
IB CAPITAL LLC

IB CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2024

ASSETS	2024
Cash and cash equivalents	$592,581
Deposit with clearing firm - restricted	100,000
Financial instruments owned, at fair value	3,843,481
Accounts receivable	128,500
Due from related party	1,747
Interest receivable	60,537
Prepaid expenses	163,842
Deferred tax asset	240,955
TOTAL ASSETS	$5,131,643
LIABILITIES AND EQUITY	
LIABILITIES:	
Accounts payable and accrued liabilities	$71,430
Due to related party	84,525
Total liabilities	155,955
EQUITY -	
Members' equity	4,975,688
TOTAL LIABILITIES AND EQUITY	$5,131,643

The accompanying notes are an integral part of these financial statements.

IB CAPITAL LLC
STATEMENT OF INCOME
For the year ended December 31, 2024

	2024
Revenues:	
Consulting income	$4,086,904
Underwriting and management fees	1,090,200
Commissions	310,662
Realized loss on financial instruments owned	(1,091,085)
Unrealized loss – financial instruments owned	(692,505)
Interest income	94,499
Other revenue	36,000
Total revenues	3,834,675
Expenses:	
Salaries and wages	451,871
Consulting expense	150,625
Other taxes	102,964
Professional fees	63,351
Office expenses	52,970
Regulatory fees	37,484
Clearing firm expense	34,468
Insurance	15,767
Interest expense	8,208
Total expenses	917,708
Income Before Income Tax Provision	2,916,967
Income Tax Provision:	
Current	168,243
Deferred	(122,501)
Total Income Tax Provision	45,742
Net Income	$2,871,225

The accompanying notes are an integral part of these financial statements.

IB CAPITAL LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the year ended December 31, 2024

	2024
Balance at December 31, 2023	$2,255,038
Distributions to members	(150,575)
Net income	2,871,225
Balance at December 31, 2024	$4,975,688

The accompanying notes are an integral part of these financial statements.

IB CAPITAL LLC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2024

OPERATING ACTIVITIES:	
Net income	$2,871,225
Adjustments to reconcile net income to net cash used in operating activities:	
Purchases of securities	(3,958,060)
Securities received in lieu of cash	(2,032,104)
Sales of securities	860,044
Distributions from written off investment	42,728
Unrealized loss on financial instruments owned	692,505
Realized loss on financial instrument owned	1,091,085
Depreciation	292
Deferred taxes	(122,501)
(Increase) decrease in operating assets:	
Trade receivable	84,005
Due from related party	(1,747)
Interest receivable	(28,766)
Prepaid expense	77,211
Increase (decrease) in operating liabilities:	
Accounts payable and accrued liabilities	28,024
Due to related party	84,525
Accrued income tax	(164,309)
Total adjustments	(3,347,068)
Net cash used in operating activities	(475,843)
FINANCING ACTIVITIES -	
Distributions to members	(150,575)
Net cash used in financing activities	(150,575)
Net cash decrease for the year	(626,418)
Cash and restricted cash at beginning of year	1,318,999
Cash and restricted cash at end of year	$692,581
Supplemental cash flows disclosures:	
Income tax payments	$354,354
Interest payment	$8,208

The accompanying notes are an integral part of these financial statements.

IB CAPITAL LLC
NOTES TO FINANCIAL STATEMENTS
As of and for the Year Ended December 31, 2024

NOTE A - ORGANIZATION AND A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: IB Capital LLC, (the "Company" or "Firm") is a registered broker dealer that began business in Puerto Rico in 2021. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the Office of the Commissioner of Financial Institutions of Puerto Rico. The Company earns commissions on sale of securities, consulting revenue by providing investment banking advisory services, and underwriting and management fees for its services as such during initial public offerings. The Company also does trades on a proprietary basis and occasionally participates in private placements and earns fees for capital raised through private placements. During 2024, the Company also had interest income from investments in Treasury securities.

The authority within the Company falls on the Manager, James McCrory. The Manager shall have complete authority, power, and discretion to manage and control the business, affairs, and assets of the Company, to make all decisions with respect thereto and to perform or undertake any and all other acts or activities necessary, appropriate, or advisable for, or incidental to, the management or control of the business, affairs, or assets of the Company. The Company has two types of member units, Class A Units and Class B Units. The only difference between one class of units and another is the ability of the Manager to declare a distribution to only one class. As of December 31, 2024, Class B unit holders have not made capital contributions to the Company.

A summary of the Company's significant accounting policies are as follows:
Accounting policies: The Company follows generally accepted accounting principles in the United States (GAAP), as established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with GAAP. Those estimates and assumptions affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Cash: The Company maintains its demand deposits in federally insured financial institutions. The Company also maintains cash in brokerage accounts. Balances at times may exceed federally insured limits. As of December 31, 2024 cash equivalents amounted to $18,746.

Computers, net: Computers are recorded at cost, net of accumulated depreciation. Depreciation is provided by use of straight-line method over the estimated useful lives (three years) of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

NOTE A ORGANIZATION AND A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivables and Allowance for Credit Losses: Receivables are stated at cost less a provision for allowance for credit losses. Accounts receivable consists of uncollateralized customer obligations which principally arise from consulting services. The allowance for credit losses is assessed for individually significant receivables. If the receivables do not share similar risk characteristics, expected credit losses would be calculated on an individual basis. The nature of the Firm's business is so that receivables are composed of a few large receivables from a few customers, rather than of many small receivables or of a combination of both large and small receivables. The Firm's customer/client base is mainly a corporate clientele.

The estimate of expected credit losses under US GAAP should consider historical information (past events), information about current conditions, and reasonable and supportable forecasts of future events and economic conditions, as well as estimates of prepayments. The Firm's receivables are generally unsecured. For amounts due to the Firm, significant financial difficulties of the customer/client and default of payments are considered indicators of credit losses. The credit loss is measured as the difference between the receivable's carrying amount and the present value of estimated future cash flows discounted at an estimated effective interest rate. Management should evaluate credit risk relating to customers on an ongoing basis. We write off receivables as a charge to the allowance for credit losses when, in our estimation, it is probable that the receivable is worthless. Please refer to NOTE C related to Accounts Receivable.

Income Taxes: The Company files income tax return in the Commonwealth of Puerto Rico. The Company utilizes the asset and liability method of accounting for income taxes, as prescribed by Accounting Standards Codification 740 – Income Taxes (ASC 740). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The Company recognizes and measures its unrecognized tax benefits in accordance with ASC 740.

Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company is the beneficiary of a tax decree pursuant to the Puerto Rico incentives code Law 60 of 2019 that was approved in June 2023. It is retroactive to the Company's inception. Under such decree, Puerto Rico taxes are 4% of the Company's export service net income.

The Company's non-export service income consists of trading gains or losses and unrealized gains or losses. Realized gains are taxed at regular corporate tax rate of 37.5% if they are short term. Unrealized capital gains are not taxed until realized. Realized long term capital gains, those held for over a year are taxed at 20%. The Company's income tax provision for the year ended December 31, 2024, is composed as follows:

NOTE A ORGANIZATION AND A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Current portion: $168,243
Deferred portion: ($122,501)

The current portion is composed of 4% tax on export service net income for year ended December 31, 2024. It also includes the effect of a $400,000 receivable previously recorded as an allowance for credit loss that was written off in 2024. For 2024, the Company has short term realized losses. Such realized losses can be carried forward for seven years until 2031 and offset to realized gains that arise during the next seven years. Deferred taxes arise because of different treatment between financial statement accounting and tax accounting, known as “temporary differences”. The Company records the tax effect of these temporary differences as “deferred tax assets” (generally items that can be used as a tax deduction or credit in future periods) or “deferred tax liabilities” (generally items for which the Company received a tax deduction but have not yet been recorded in the statements of income).

Significant components of deferred tax assets (liabilities) are in the following caption in the balance sheet.

December 31,	2024
Unrealized losses	$ 240,955
Short term realized losses carryforward	409,157
Less: valuation allowance	(409,157)
Net deferred tax asset	$ 240,955

The Company’s view is that the valuation allowance for the unrealized loss deferred tax assets should be zero since the company expects such unrealized losses to reverse substantially. The assets subject to the unrealized losses are long-term investments for which there are no planned sales dates yet. If any realized losses occur on those long-term investments at an uncertain future date, they will have the opportunity to be carried forward for seven years. To the contrary, the Company’s view is that currently its short term realized loss deferred tax assets deserve a 100% valuation allowance since currently there is no sign that they will be realized during the carryforward period of seven years.

The deferred portion is an estimate of taxes that would be owed if unrealized gain/loss is realized using the tax rate that is expected to be realized when the differences are expected to reverse. The Company recognizes the accrual of any interest and penalties related to unrecognized tax benefits in income tax expense. No interest or penalties were recognized in 2024.

If the domestic statutory rate of 37.5% is applied to the operating income of the Company, the current tax liability would be $1,577,279. Using the 4% tax rate afforded the export service tax decree, the current tax expense for the Company is $168,243.

NOTE A ORGANIZATION AND A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company calculates municipal taxes for year 2024 at $102,964. Municipal tax years go from July 1 through June 30. Municipal tax expense for the next municipal year will be 1.50% multiplied by 50% of export service revenues for the year ended December 31, 2024 plus 1.50% multiplied by 100% of non-export service revenue excluding realized and unrealized gain/losses or capital gains. For the year ended December 31, 2024 export service revenues include consulting income, underwriting and management, and commissions.

Financial instruments owned, at fair value: Principal transactions and related revenues and expenses are recorded at fair value on a trade-date basis (as if they had settled). Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Realized gains and losses arising from all securities transactions entered into for the account and risk of the Company are recorded in realized gains or losses from financial instruments in the statement of income. Unrealized gains and losses are recorded in the accompanying statement of income.

Revenue Recognition: Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when promised services are delivered to our customers in an amount we expect to receive in exchange for those services (i.e., the transaction price). Contracts with customers can include multiple services, which are accounted for as separate "performance obligations" if they are determined to be distinct.

Our performance obligations to our customers are generally satisfied when we transfer the promised service to our customer, either at a point in time or over time. Revenue from a performance obligation transferred at a point in time is recognized at the time that the customer obtains control over the promised service. Revenue from our performance obligations satisfied over time is recognized in a manner that depicts our performance in transferring control of the service, which is generally measured based on time elapsed, as our customers receive the benefit of our services as they are provided.

Payment for the majority of our services is considered to be a variable consideration, as the amount of revenue we expect to receive is subject to factors outside of our control, including market conditions. Variable consideration is only included in revenue when amounts are not subject to significant reversal, which is generally when uncertainty around the amount of revenue to be received is resolved. We record deferred revenue from contracts with customers when payment is received prior to the performance of our obligation to the customer.

We involve third parties in providing services to the customer for certain of our contracts with customers. We generally do not control the promised services before they are transferred to the customer. Accordingly, we present the related revenues net of the related costs.

NOTE A ORGANIZATION AND A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

We have elected the practical expedient allowed by the accounting guidance to not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less.

Services within the scope of Accounting Standards Update 2014-09 - *Revenue from Contracts with Customers* (Topic 606) include:

a. Consulting Income: The Company enters into investment banking advisory agreements to provide advisory services to customers for which they charge the customers fees. The Company provides advisory services on addressing institutional investors not already known to the customer, advisory services to assist the customer in meeting exchange listing requirements, advisory services and marketing assistance to expand the shareholder base of the customer, and non-deal road show services as requested to introduce the Company to retail and institutional investors throughout Europe and North America. The Company believes these services represent a single performance obligation. The customer contracts typically contain an upfront fee payable upon signature of such and for the consulting services to begin, together with a fee that is paid to the Company upon consummation of the consulting services it relates to. Such final fees have no contingency, and the Company will collect the entire fee, unless management believes such fees would not be collectible from the customer. Consequently, revenue is recognized over time by the Company. Funds received from customers upfront are recorded on a deferred revenue account and recorded as revenues as services are provided to the customers.

b. Commission revenues: The Company is part of commission sharing agreement with a related party, in which it receives commissions for sales of securities. The Company receives commission related to its sales of the securities underwritten by the related party. Revenue is recognized for commissions when the performance obligation is fulfilled.

c. Underwriting and Management Fees: The Company may also earn underwriting and management fees from providing services as an underwriter and manager during the initial public offering (IPO) of securities registered under the Securities Act of 1933.

d. Other Revenue: The Company may also earn fees from raising money for private businesses. The Company is also party to an expense sharing agreement with I-Bankers Securities, a related entity. Under such agreement, the Company provides accounting consulting services to I-Bankers and I-Bankers provides trade supervision consulting services to the Company. No exchange is necessary related to the expense sharing agreement since the services being received/provided by each party to the agreement are netted. Revenue and expense for the Company associated with such agreement for 2024 were $36,000 each. During 2024, the Company also earned $94,479 in interest from treasury securities.

NOTE B - LEASES

The Company is required to record a right-of-use asset and a corresponding lease liability on the statement of financial condition for all leases with terms greater than 12 months when the asset and the corresponding liability are considered material. All such leases are to be classified as either finance or operating. The Company had no lease obligations that required recording in the December 31, 2024 statement of financial condition since they were not material to the financial statements. The Company leased its office facilities under a lease agreement with Island Capital LLC, a related party. For the period from January 1, 2024 to December 31, 2024, rent expense was $7,297 included in office expenses.

NOTE C - ACCOUNTS RECEIVABLE

The Company had accounts receivable net balance as of December 31, 2024, of $128,500. No allowance for credit losses was deemed necessary as of December 31, 2024. The Company also had interest receivable on US Treasury securities of $60,537.

NOTE D - PREPAID EXPENSES

At December 31, 2024, the Company maintained prepaid expenses as follows:

Prepaid municipal tax	$135,017
Prepaid state tax	21,802
Prepaid professional service	3,098
Prepaid Insurance	1,367
Other	2,558
	$163,842

NOTE E - FINANCIAL INSTRUMENTS OWNED

At December 31, 2024, the Company owned two US treasury notes with values totaling $3,843,481. Such notes mature on February 15, 2034 and August 15, 2034 respectively. In addition, the Company owns securities in a privately held limited liability company without an easily determinable market value. The Company purchased shares in the private company for $1,090,200, the cost basis of the private shares. As of December 31, 2024, the Company estimated the fair value of the private shares at $0. Such shares will have an undetermined value in the future if IB Acquisition Corp. successfully combines with a business. Such an event is uncertain as to occurrence and timing. For the year ended December 31, 2024, the Company had a net realized loss on financial instruments of $1,091,085 and a net unrealized loss of $692,505.

NOTE F - FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date. Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly. Level 3: Unobservable inputs for the asset or liability.

U.S. government securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in level 1 of the fair value hierarchy.

To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy. The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2024.

	Level 1	Level 2	Level 3	Total
US Government debt	$ 3,843,481	$ -	$ -	$ 3,843,481
Private company shares	-	-	-	-
Total	$ 3,843,481	$ -	$ -	$ 3,843,481

At December 31, 2024, the only private company shares or securities held by the Company were the private securities purchased during the year 2024 and valued at zero as of year end.

The following table provides a reconciliation between the beginning and ending balances of assets and liabilities measured at fair value on a recurring basis in the table above that used significant unobservable inputs (Level 3):

NOTE F - FAIR VALUE MEASUREMENTS (CONTINUED)

Balance, beginning of year	$ 42,278
Purchase	1,090,200
Distributions	(42,278)
Unrealized gain/loss	(1,090,200)
Balance, end of year	$ 0

NOTE G - NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $4,286,904, which was in excess of its required net capital of $100,000; its ratio of aggregate indebtedness to net capital was 3.64%.

NOTE H - COMMITMENTS AND CONTINGENCIES

During 2024, the Company was not involved in ongoing litigation. As of December 31, 2024, the Company does not have any contingencies to accrue or disclose.

NOTE I - RELATED PARTY TRANSACTIONS

The Company provides services to I-Banker Securities Inc., an entity that is related through common ownership (the Affiliate). The services include direct selling of the Affiliate's offerings and underwriting and management services. As of December 31, 2024, there was no balance due from the related party. The total amount of revenue for the year ended December 31, 2024, related to services provided to the Affiliate was $1,400,862 as follows: $310,662 in commissions from direct selling of securities sold and $1,090,200 in Underwriting and Management fees.

	Related Party
Commissions	$310,662
Underwriting and Management	1,090,200
Total	$1,400,862

NOTE I - RELATED PARTY TRANSACTIONS (CONTINUED)

For the year ended December 31, 2024, the Affiliate also provided consulting services to the Company related to the investment banking advisory agreements of the Company with its corporate clientele. Such consulting services provided by the Affiliate totaled $84,525. Such amount was outstanding in the Company's due to related party as of December 31, 2024. Such outstanding balance was paid off in January 2025.

Also refer to related party lease in Note B and Other Revenue in Note A for reference to an expense sharing agreement with the Affiliate.

NOTE J - CONCENTRATIONS

The Company maintains its demand deposits in certain financial institutions where balances at times may exceed federally insured limits. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk. At December 31, 2024, deposits above federally insured limits were $323,835.

NOTE K - SUBSEQUENT EVENTS

The Company has performed an evaluation of events occurring after December 31, 2024, through March 28, 2025, which is the date that the financial statements were available to be issued, and determined that there were no events occurring during this period that required disclosure in or adjustment to the accompanying financial statements.

IB CAPITAL LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2024

TOTAL ASSETS	$5,131,643
TOTAL LIABILITIES	(155,955)
TOTAL OWNERSHIP EQUITY	4,975,688
TOTAL CAPITAL AND ALLOWABLE SUB LIABILITIES	4,975,688
NON-ALLOWABLE ASSETS	(535,044)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	4,440,644
TOTAL HAIRCUTS ON SECURITIES	(153,739)
NET CAPITAL	$4,286,905
REQUIRED NET CAPITAL	$100,000
EXCESS NET CAPITAL	$4,186,905
TOTAL AGGREGATE INDEBTEDNESS	$155,955
AGGREGATE INDEBTEDNESS TO NET CAPITAL	3.64%
Net Capital as a % of Required Net Cap	4,287%

SUPPLEMENTAL SCHEDULE

SCHEDULE I COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
(CONTINUED)
IB CAPITAL LLC
RECONCILIATION OF NET CAPITAL
AS OF DECEMBER 31, 2024

NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5 PART II FILING	$4,286,905
Adjustments	
Rounding difference	
Net Capital pursuant to rule 17a-5(d)	$4,286,905

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE ACT OF 1934 FOR THE PERIOD FROM JANUARY 1, 2024 THROUGH DECEMBER 31, 2024

Other business activities contemplated by Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 – No information to report.

The Entity claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3 for these business lines.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE ACT OF 1934 FOR THE PERIOD FROM JANUARY 1, 2024 THROUGH DECEMBER 31, 2024

Other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 – No information to report.

The Entity claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the possession or control requirements of Rule 15c3-3 for these business lines.

IB CAPITAL LLC

51 Kings Court St.
14-B
San Juan, PR 00911

MANAGEMENT EXEMPTION REPORT

IB CAPITAL LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) Per FINRA membership agreement, the Firm will not claim an exemption from SEA Rule 15c3-3.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240. 15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company's other business activities throughout the year are limited exclusively to,): (1) Trading securities for own account; (2) Firm Commitment Underwriter (can also act as a Selling Group Participant or Best Efforts Underwriter); (3) Private placement of securities; and (4) Mergers and Acquisitions Advisory Services; and (5) Commission Sharing Activities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and(3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

IB CAPITAL LLC

I, Shelley Leonard, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

CFO
03/28/2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
IB Capital LLC:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which the IB Capital LLC (the "Company") stated that:

1) The Company did not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34- 70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) Trading securities for own account; (2) Firm Commitment Underwriter (can also act as a Selling Group Participant or Best Efforts Underwriter); (3) Private placement of securities; (4) Mergers and Acquisitions Advisory Services; and (5) Commission Sharing Activities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

3) The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

PO BOX 363343
San Juan Puerto Rico
00936-3343
T: (+1) 787 725 1500
www.drivenadvisors.com

To the Board of Directors and Members of
IB Capital LLC
Page 2

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Driven, P.S.C.

License No. 329 Expires December 1, 2027

Guaynabo, Puerto Rico

March 28, 2025

DPSC329-309
IB CAPITAL LLC

driven

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Members of
IB Capital LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of IB Capital LLC, (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Traced and compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Traced and compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part Ill for the year ended December 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;

3) Traced and compared any adjustments reported in Form SIPC-7 with supporting schedules and related schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Traced and compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform these agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board. We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Driven, P.S.C.
License No. 329 Expires December 1, 2027
Guaynabo, Puerto Rico
March 28, 2025

DPSC329-310
IB CAPITAL LLC